SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated
3 MARCH 2004
AngloGold Limited
_
(Name of Registrant)
11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes:
No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes:
No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:
Enclosures:
ANGLOGOLD SUBMITS LISTINGS PARTICULARS TO THE UK LISTINGS
AUTHORITY

News
Release
(Incorporated in the Republic of South Africa)
CORPORATE AFFAIRS DEPARTMENT
(Registration Number: 1944/017354/06)
16
th
Floor, 11 Diagonal Street, Johannesburg 2001, South Africa
ISIN Number:ZAE000043485
Tel: (+27 11) 637-6379 or Fax: (+27 11) 637-6399/6400
JSE Share Code: ANG
SKB/CAD/AGO401.04
NYSE Ticker: AU
3 March 2004
ANGLOGOLD SUBMITS LISTINGS PARTICULARS TO THE UK LISTINGS AUTHORITY

In connection with the recommended proposal for its merger with Ashanti Goldfields Company Limited, AngloGold is required by the UK Listing Authority to issue listing particulars. Two copies of the listing particulars issued today have been submitted for publication through, and will shortly be available for inspection at, the Document Viewing Facility of the UK Listing Authority which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
JSE Sponsor: UBS
Queries: www.anglogold.com South Africa
Tel:
Mobile:
E-mail:
Steve Lenahan
+27 11 637 6248 +27 83 308 2200
slenahan@anglogold.com
Peta Baldwin
+ 27 11 637 6647
+27 83 273 7858
pbaldwin@anglogold.com
Shelagh Blackman
+27 11 637 6379
+27 83 308 2471
skblackman@anglogold.com
Europe & Asia
Tomasz Nadrowski
+1 212 750 7999
+1 917 9124 641
tnadrowski@anglogold.com
USA
Charles Carter
(Toll free) 800 417 9255
+1 212 750 7999
cecarter@anglogold.com
Australia
Andrea Maxey                           +61 8 9425 4604                         +61 438 001 393
amaxey@anglogold.com.au
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
Certain statements in this announcement are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the Merger, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the Merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward- looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.

For a discussion of important terms of the Merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the Merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Neither AngloGold, Ashanti nor the combined group undertakes any obligation to update publicly or release any revisions to publicly update any forward-looking statements discussed in this announcement, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
 UBS Investment Bank and First Africa Group Holdings (Pty) Limited ("First Africa") are acting for AngloGold and no one else in connection with the Merger and will not be responsible to anyone other than AngloGold for providing the protections afforded to clients of UBS Investment Bank or First Africa or for providing advice in relation to the Merger.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Limited
Date: 3 MARCH 2004
By: /s/ C R B
ULL

Name: C R Bull
Title: Company Secretary